July 15, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Maryse Mills-Apenteng Division of Corporate Finance

Re:	AlphaPoint Technology, Inc. ("the Company") Registration Statement on Form S-1/A File No. 333-173028 Filed July 1, 2011

Dear Ms. Maryse Mills-Apenteng:

In response to your letter of July 14, 2011 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed July 1, 2011 we herewith transmit the Company’s Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

Amendment No. 5 to Form S-1 filed on July 1, 2011

Audited Financial Statements

1.

Please revise to identify all financial statements as having been restated.  In this regard, we note that amounts on the Statement of Stockholder’s Deficit and Statement of Cash Flows on pages F-5 and F-6, respectively, have not been labeled “Restated.”  Ensure that each statement within the unaudited interim financial statements is also labeled “Restated.”

Response:  S1/A5 has made such notations.

5245 Office Park Blvd.  Suite 102, Bradenton, Florida 34208 941-896-7848

Notes to the Audited Financial Statements

Note 3 Correction of an Accounting Error, page F-10

2.

Refer to your narrative description of the restatement.  We note that you have included a description of your revised revenue recognition policy. Please expand this disclosure to include an explanation of what the error was that caused the restatement and the impact of the change on your past and future financial statements. For example, what policy was previously followed and what specific changes were required to be made as part of the restatement.  This comment is also applicable to corresponding disclosures in the interim financial statements.

Response:  S1/A5 has made such notations.  The following statement has been inserted in footnote 3 to our financial statements for December 2010 and 2009 (statement also included in our financial statements for the three month period ending March 31, 2011 and 2010, except for amounts):

Revenue was previously recognized based on the separation of the components of our multiple deliverable elements of our sales contracts.  We recognized the software sales price when delivered or installed; tagging and training were recognized when services were rendered; charges for maintenance were recognized over the time period that services were or are to be rendered, generally one year.  Recognition of revenue under this method requires the establishment of VSOE.  Management has concluded that the application of our accounting policy was not in compliance with ASC 985-605, as we lacked sufficient sales history to establish VSOE for our PCS, requiring correction for this accounting error.

The effect on our previously reported revenue, by applying ASC 985-605, requires the recognition of our total sales contract, software, services and maintenance, to be allocated ratably over the length of time for completion of all services which are to be rendered.

The Company was pre-revenue prior to 2010; therefore our corrections had no effect on prior reported revenue or earnings.  Based on 2010 sales, revenues reported for future periods will be affected as follows:

	Previously
	Recognized	Adjustment	Restated
Year 2010	$92,932	$(62,586)	$30,346
Year 2011	23,369	62,586	85,955
Total Revenue	$116,301	$—	$116,301

5245 Office Park Blvd.  Suite 102, Bradenton, Florida 34208 941-896-7848

3.

We note that to summarize the effect of the correction that you have presented a tabular balance sheet. Revise to provide this type of disclosure for all of the financial statements as all of them were impacted in some way by the restatement.  The reason for each amount in the “correction” column should be explained.  This comment is also applicable to corresponding disclosures in the interim financial statements.

Response:  We have included a tabular presentation for all financial statements presented and the effects of the correction on each of those statements.  Additionally, we have included an explanation for the adjustment.

Notes to Unaudited Financial Statements

Note 11. Subsequent events, page F-27

4.	Revise to disclose the date through which subsequent events were evaluated.

Response:  We have updated our disclosure (footnote 11) for which we have evaluated our subsequent events, in accordance with ASC 855-10.

Consent of Independent Registered Public Accounting Firm

5.	Revise the report date to identify the specific report. In this regard, expand the reference to the report dated March 9, 2011 to include any dual date.

Response:  Our auditor has updated the consent with inclusion of reference to his dual dated report.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 896-7848, facsimile (941)756-8479, or e-mail at gmacleod@alphapoint-us.com. Additionally, please copy Diane J. Harrison, Esq. at (941) 723-7564, facsimile (941) 531-4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ GARY MACLEOD

Gary Macleod

Chief Executive Officer

AlphaPoint Technology, Inc.

5245 Office Park Blvd.  Suite 102, Bradenton, Florida 34208 941-896-7848